Item 77 Q (2)

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

For the most recent fiscal year, to the Registrant's knowledge, based solely on a review of reports furnished to the Registrant and on representations made, all required persons complied with all filing requirements pursuant to Section 16(a).